Exhibit 12.1

Sigma-Aldrich Corporation

Computation of Ratio of Earnings to Fixed Charges

(amounts in millions except ratios)

	Nine months ended September 30,	Twelve months ended December 31,
	2013	2012	2011	2010	2009	2008
Fixed Charges:
Interest Expense	$8	$11	$15	$13	$15	$23
Capitalized Interest	1	3	2	3	3	2
Portion of rent expense representative of interest factor	11	14	14	13	13	14

Fixed Charges	$20	$28	$31	$29	$31	$39

Earnings:
Add:
Income before income taxes	$487	$655	$640	$544	$490	$490
Fixed charges (calculated above)	20	28	31	29	31	39
Deduct:
Capitalized Interest	(1)	(3)	(2)	(3)	(3)	(2)

Earnings	$506	$680	$669	$570	$518	$527

Ratio of Earnings to Fixed Charges	25.3	24.3	21.6	19.7	16.7	13.5